EXHIBIT 99.1

SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934
Announcements sent to the London Stock Exchange
National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update - Routine announcements in the period to 14 February 2020

10 February 2020	Director/PDMR Shareholding
7 February 2020	Holding(s) in Company
5 February 2020	Director/PDMR Shareholding
3 February 2020	Total Voting Rights
20 January 2020	Director/PDMR Shareholding
17 January 2020	Director/PDMR Shareholding

Note: During the period a ‘same day’ Form 6-Ks were issued in respect of the following National Grid plc announcements:

30 January 2020	Succession Plans to Appoint New Chairman
20 January 2020	Total Voting Rights and Capital Update
14 January 2020	Scrip Dividend